Exhibit 99.4
SECURITIES PURCHASE AGREEMENT
     This Securities Purchase Agreement (this “Agreement”) is dated as of October 26, 2009, between Xinhua Sports & Entertainment Limited, a Cayman Islands company (the “Company”), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).
     WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, securities of the Company as more fully described in this Agreement.
     NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:
ARTICLE I.
DEFINITIONS
     1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:
     “Action” shall have the meaning ascribed to such term in Section 3.1(j).
     “ADRs” means the American depositary receipts evidencing the ADSs.
     “ADSs” means the American depositary shares of the Company, each representing two (2) Common Shares, quoted for trading on the Nasdaq Global Market.
     “Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.
     “Board of Directors” means the board of directors of the Company.
     “Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.
     “Closing” means the closing of the purchase and sale of the Securities pursuant to Section 2.1.
     “Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchasers’ obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Securities, in each case, have been satisfied or waived, but in no event later than the third Trading Day following such satisfaction or waiver.
     “Commission” means the United States Securities and Exchange Commission.
     “Common Shares” means the class A common shares of the Company, par value $0.001 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.
     “Common Shares Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.
     “Company Counsel” means Conyers Dill & Pearman, 2901 One Exchange Square, 8 Connaught Place, Central, Hong Kong.
     “Custodian” means the Hong Kong and Shanghai Banking Corporation.
     “Deposit Agreement” means that certain Deposit Agreement by and among the Company, the Depositary, and the holders from time to time of the ADRs.
     “Depositary” means The Bank of New York Mellon, as the depositary under the Deposit Agreement.
     “Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.
     “Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(r).
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
     “Exempt Issuance” means the issuance of (a) Common Shares Equivalents or Common Shares to consultants, employees, officers or directors of the Company pursuant to any stock or option plan duly adopted for such purpose, by the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities issuable upon the exercise or exchange of or conversion of any Securities issued hereunder and/or other securities exercisable or exchangeable for or convertible into Common Shares issued and outstanding on the date of this Agreement, provided that the agreements governing such securities have not been amended since the date of this Agreement to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities, and (c) securities issued pursuant to acquisitions or strategic transactions approved by the Board of Directors of the Company (including prior to the date hereof), provided that any such issuance shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.
     “F-3 Registration Statement” means the effective registration statement with the Commission, file No. 333-161724 which registers the Underlying Shares and the Warrants.
     “F-6 Registration Statement” means the effective registration statement with the Commission, file No. 333-140813 which registers the New ADSs.
     “GAAP” shall have the meaning ascribed to such term in Section 3.1(h).
     “Intellectual Property Rights” shall have the meaning ascribed to such term in Section 3.1(o).
     “Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or similar restriction.
     “Material Adverse Effect” and “Material Adverse Change” shall have the meaning assigned to such term in Section 3.1(b).
     “Material Permits” shall have the meaning ascribed to such term in Section 3.1(m).
     “Per New ADS Purchase Price” equals $1.36, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions with respect to the Common Shares that occur after the date of this Agreement and prior to the Closing.
     “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.
     “Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or threatened.
     “Prospectus” means the Base Prospectus, any issuer’s free writing prospectus, and amendments or further supplements to such prospectus, and including, without limitation, the Prospectus Supplement, filed pursuant to and within the time limits described in Rule 424(b) with the Commission in connection with the proposed sale of the Securities contemplated by this Agreement through the date of the Prospectus Supplement.
     “Prospectus Supplement” means the supplement to the Prospectus complying with Rule 424(b) of the Securities Act that is filed with the Commission and delivered by the Company to each Purchaser at the Closing.
     “Purchaser Party” shall have the meaning ascribed to such term in Section 4.6.

     “Registration Statements” means the F-3 Registration Statement and the F-6 Registration Statement.
     “Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).
     “Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
     “Rule 424” means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.
     “Sanctioned Entity” means (i) the government of or an agency of the government of, (ii) an organization directly or indirectly controlled by, or (iii) a person resident in a country that is subject to a sanctions program identified on the list maintained by OFAC and available at http://www.ustreas.gov/offices/enforcement/ofac/programs/, or as otherwise published from time to time as such program may be applicable to such agency, organization or person.
     “Sanctioned Person” means a person named on the list of Specially Designated Nationals or Blocked Persons maintained by OFAC and available at http://www.treas.gov/offices/enforcement/ofac/sdn/index.html, or as otherwise published from time to time.
     “SEC Reports” shall have the meaning ascribed to such term in Section 3.1.
     “Securities” means the New ADSs, the Warrants and the Warrant Shares.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Series A Warrants” means, collectively, the Series A Common Stock warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which shall be exercisable commencing six months after the Closing Date and have a term of exercise equal to five years from such initial exercise date, in the form of Exhibit A-1 attached hereto.
     “Series B Warrants” means, collectively, the Series B Common Stock warrants delivered to the Purchasers at the Closing in accordance with Section 2.2(a) hereof, which shall be exercisable commencing on the Closing Date and have a term of exercise equal to six months from the Closing Date, in the form of Exhibit A-2 attached hereto.
     “Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).
     “Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the New ADSs and Warrants purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Subscription Amount,” in United States dollars and in immediately available funds.
     “Subsidiary” means, with respect to any Person, any other Person with respect to which the first Person, directly or indirectly, owns or controls 50% or more of the securities of the second Person having the power to elect members of the board of directors or similar body governing the affairs of such entity.

     “Trading Day” means a day on which the principal Trading Market is open for trading.
     “Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE AMEX, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange or the OTC Bulletin Board (or any successors to any of the foregoing).
     “Transaction Documents” means this Agreement, the Warrants and any other documents or agreements executed in connection with the transactions contemplated hereunder.
     “Underlying Shares” means a number of Common Shares equal to the product of (i) the New ADSs and (ii) two (2).
     “Variable Rate Transaction” shall have the meaning ascribed to such term in Section 4.9(b).
     “Warrants” means the Series A Warrants and the Series B Warrants.
     “Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.
     “WS” means Weinstein Smith LLP with offices located at 420 Lexington Avenue, Suite 2620, New York, New York 10170-0002.
ARTICLE II.
PURCHASE AND SALE
     2.1 Closing. On the Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers, severally and not jointly, agree to purchase, up to an aggregate of $7,500,000 of ADSs (the “New ADSs”) and the Warrants. Each Purchaser shall deliver to the Company, via wire transfer of immediately available funds equal to such Purchaser’s Subscription Amount as set forth on the signature page hereto executed by such Purchaser and the Company shall deliver to each Purchaser (i) its respective New ADSs by book entry to an account specified in writing by such Purchaser on the signature page hereto and (ii) a Warrant as determined pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the other items set forth in Section 2.2 deliverable at the Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2 and 2.3, the Closing shall occur at the offices of WS or such other location as the parties shall mutually agree.
     2.2 Deliveries.

     (a) On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:
     (i) this Agreement duly executed by the Company;
     (ii) a legal opinion of Company Counsel, substantially in the form of Exhibit B attached hereto;
     (iii) (A) evidence of the issuance of the Underlying Shares to BNY (Nominees) Limited for deposit with the Custodian, under the Deposit Agreement and (B) a copy of irrevocable instructions to BNY (Nominees) Limited instructing BNY (Nominees) Limited to deliver to each Purchaser by book entry a number of New ADSs equal to such Purchaser’s Subscription Amount divided by the Per New ADS Purchase Price, registered in the name of such Purchaser or its nominees;
     (iv) a Series A Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to 35% of the number of Shares issuable to the Purchaser on the Closing Date, with an exercise price equal to $0.975 per Common Share, subject to adjustment therein (such Warrant certificate may be delivered within three Trading Days of the Closing Date);
     (v) a Series B Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to 100% of the number of Shares issuable to the Purchaser on the Closing Date, with an exercise price equal to $0.68 per Common Share, subject to adjustment therein (such Warrant certificate may be delivered within three Trading Days of the Closing Date); and
     (vi) the Prospectus (which may be delivered in accordance with Section 5(b)(1) or (2) under the Securities Act).
     (b) On or prior to the Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:
     (i) this Agreement duly executed by such Purchaser; and
     (ii) such Purchaser’s Subscription Amount by wire transfer to the account as specified in writing by the Company.
     2.3 Closing Conditions.
     (a) The obligations of the Company hereunder in connection with the Closing are subject to the following conditions being met:
     (i) the accuracy in all material respects on the Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein);
     (ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Closing Date shall have been performed in all material respects;
     (iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement; and

     (iv) the subscription by Purchasers representing at least 75% of the aggregate Subscription Amount set forth on the signature page to this Agreement.
     (b) The respective obligations of the Purchasers hereunder in connection with the Closing are subject to the following conditions being met:
     (i) the representations and warranties made by the Company in this Agreement, disregarding all qualifications and exceptions as to materiality and Material Adverse Effect, shall be true and correct in all respects on the Closing Date as though such representations and warranties were made on the Closing Date (except that any representations and warranties that are made as of a specified date shall be true and correct as of such specified date), with only such exceptions in the aggregate as have not resulted in a Material Adverse Effect on the Company;
     (ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Closing Date shall have been performed in all material respects;
     (iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;
     (iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof that is continuing as of the Closing Date; and
     (v) After the date hereof and prior to the Closing Date, there shall not have occurred a suspension or material limitation in trading in the Company’s securities on the Nasdaq Global Market which occurrence is still outstanding as of the Closing Date, if the effect of any such event in the reasonable judgment of the Company and the Purchasers makes it impracticable or inadvisable to proceed with the transactions contemplated in this Agreement.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES
     3.1 Representations and Warranties of the Company. Except as set forth in any forms, reports and documents filed or furnished by the Company with the SEC under the Exchange Act (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, together with the Prospectus and the Prospectus Supplement, being collectively referred to herein as the “SEC Reports”) and the Disclosure Schedules, which Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules, the Company hereby makes the following representations and warranties to each Purchaser:
     (a) Subsidiaries. All material Subsidiaries of the Company are described in the SEC Reports or in Section 3.1(a) of the Disclosure Schedules. The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each such Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.
     (b) Organization and Qualification. The Company and each of its material Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing or its equivalent) under the laws of the jurisdiction of its incorporation or organization, with the requisite corporate power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation or default of any of the provisions of its memorandum or articles of association. Each of the Company and each of its Subsidiaries is duly qualified to conduct business and is in good standing (with respect to jurisdictions that recognize the concept of good standing or its equivalent) in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing (with respect to jurisdictions that recognize the concept of good standing or its equivalent), as the case may be, would not reasonably be expected to result in: (i) a material adverse effect on the results of operations, assets, business or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the Company’s ability to perform in any material respect its obligations under any Transaction Document ((i) or (ii), a “Material Adverse Effect” or a “Material Adverse Change”), except (i) effects or changes (including general economic and political conditions) that do not have a materially disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries and generally affect the industry in which the Company and its Subsidiaries operate; (ii) effects or changes relating to loss of employees, suppliers, vendors, agents, customers or other business partners resulting primarily from the announcement or pendency of the transactions contemplated by this Agreement; (ii) effects or changes to the extent attributable to changes in PRC law after the date of this Agreement and (iv) any change or effect that results from any action taken by the Company at the request of the Purchasers or as required by the terms of this Agreement or the other Transaction Documents.
     (c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of each of the Transaction Documents to which it is a party by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no further corporate action is required by the Company, the Board of Directors or the Company’s shareholders in connection therewith other than in connection with the Required Approvals. Each Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and assuming due authorization, execution and delivery by the other parties thereto, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
     (d) No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, the issuance and sale of the Underlying Shares and the Securities and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as would not reasonably be expected to result in a Material Adverse Effect.
     (e) Filings, Consents and Approvals. Except as set forth in Section 3.1(e) of the Disclosure Schedules, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than: (i) the filing with the Commission of the Prospectus Supplement, (ii) notification to the Nasdaq Global Market (if required) for the listing of the New ADSs for trading thereon in the time and manner required thereby and (iii) such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).
     (f) Issuance of the Securities; Registration. The Underlying Shares to be issued to BNY (Nominees) Limited and deposited with the Custodian under the Deposit Agreement against the issuance of the New ADSs will, when issued and paid for pursuant to this Agreement, be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Lien. The New ADSs, when issued and paid for in accordance with this Agreement, will be free and clear of any Lien imposed by the Company at the time of delivery to the Purchasers. The Warrants are duly authorized and, when issued and paid for in accordance with this Agreement, will be validly issued, fully paid and nonassessable (except for the exercise price due in connection with the exercise thereof), free and clear of all Liens imposed by the Company. The Warrant Shares are duly authorized and, when issued and paid for in accordance with the terms of the Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has prepared and filed the F-3 Registration Statement, in conformity with the requirements of the Securities Act, which became effective on September 16, 2009 (the “Effective Date”), including the base prospectus therein dated September 4, 2009 (the “Base Prospectus”), and such amendments and supplements thereto as may have been required to the date of this Agreement. The F-3 Registration Statement is effective under the Securities Act and no stop order preventing or suspending the effectiveness of the F-3 Registration Statement or suspending or preventing the use of the Prospectus has been issued by the Commission and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are threatened by the Commission. At the time the F-3 Registration Statement and any amendments thereto became effective the Registration Statement and any amendments thereto conformed in all material respects to the requirements of the Securities Act and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus and any amendments or supplements thereto, at the time the Prospectus or any amendment or supplement thereto was first filed with the Commission conformed, and the Prospectus, as amended or supplemented, at the Closing Date will conform, in all material respects to the requirements of the Securities Act and did not or will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (g) Capitalization.
     (i) As of the date hereof, the Company has 343,822,874 duly authorized Common Shares, of which 164,636,640 are issued and outstanding; 50,054,619 duly authorized class B common shares, US$0.001 par value per share, of which none are issued and outstanding; 345,600 duly authorized series B convertible preferred shares, US$0.001 par value per share (the “Series B Preferred Shares”), of which 339,200 are issued and outstanding; and 605,776,907 duly authorized shares that are not yet designated as to class or series, of which none are issued and outstanding. All of the outstanding shares of the Company have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable Laws.
     (ii) As of the date hereof, the Company has reserved an aggregate of 31,257,807 Common Shares for issuance to officers, directors, employees and consultants of the Company and its Subsidiaries pursuant to (i) its Share Option and Share Grant Plan duly adopted by the Company’s board of directors and approved by the shareholders of the Company (the “Stock Plan”), and (ii) certain individual option agreements of the Company (the “Option Agreements” and, together with the Stock Plan, the “Equity Plans”). Of such reserved Common Shares, as of the date hereof, 18,954,180 shares have been issued pursuant to (x) restricted share purchase agreements and remain outstanding or (y) the exercise of options to purchase the Common Shares. As of the date hereof, 8,079,328

Common Shares are subject to currently issued and outstanding options granted and issued pursuant to the Equity Plans, and 15,751,683 Common Shares remain available for issuance to officers, directors, employees and consultants of the Company and its Subsidiaries pursuant to the Equity Plans.
     (iii) Other than (1) those certain warrants exercisable for 4,729,968 Common Shares (the “Xinhua Warrants”), (2) the Common Shares issuable upon conversion of the Patriarch Convertible Loan, (3) the securities issued or issuable pursuant to the Equity Plans, (4) the Common Shares issuable upon conversion of the issued and outstanding Series B Preferred Shares, and (5) the rights described in Section 3.1(g) of the Disclosure Schedules, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or agreements, orally or in writing, to purchase or acquire from the Company any common shares, preferred shares, or other shares of capital stock of the Company, or any securities convertible into or exchangeable for such shares of the Company.
     (iv) Other than the Series B Preferred Shares, each of which is entitled to such number of votes equal to the number of Common Shares into which each such Series B Preferred Share is convertible at the applicable time, there are no authorized or outstanding bonds, debentures, notes or other obligations of the Company that would entitle the holders of which to vote, at any annual or extraordinary general meeting of members of the Company, (i) together with the holders of Common Share as a single class or (ii) as a separate and single class.
     (h) Material Changes; No Undisclosed Liabilities. There has not been, since June 30, 2009, (i) any Material Adverse Change in respect of the Company that is continuing as of the Closing Date; or (ii) any share split or similar change to the capital structure of the Company or any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of; (iii) any material amendment to any organizational document of the Company; or (iv) any agreement or commitment by to do any of the foregoing. Except as set forth in Section 3.1(h) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has any material liabilities or obligations that would be required to be reflected on a balance sheet prepared in accordance with U.S. GAAP, except for the following: (i) liabilities reflected in or reserved for in the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2009 (including the notes thereto); (ii) liabilities that have arisen since June 30, 2009 in the ordinary course of the businesses of the Company and its Subsidiaries consistent with past practice that would have been required under U.S. GAAP to be reflected in the consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2009 had such liabilities existed as of such date; (iii) liabilities that would not be required under U.S. GAAP to be reflected in an audited consolidated balance sheet of the Company and its Subsidiaries and that would not in the aggregate reasonably be expected to have a Material Adverse Effect; and (iv) liabilities incurred in connection with the transactions contemplated hereunder and under the other Transaction Documents.

     (i) Other Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports until the date hereof, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof, (i) there has been no event, occurrence or development that has had or that would reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth on Section 3.1(h) of the Disclosure Schedules, no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective business, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.
     (j) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Securities or (ii) would, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.
     (k) Labor Relations. No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which would reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the

Company and its Subsidiaries believe that their relationships with their employees are good. No executive officer, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and to the knowledge of the Company the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     (l) Compliance. Neither the Company nor any Subsidiary: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws applicable to its business and all such laws that affect the environment, except in each case as would not have or reasonably be expected to result in a Material Adverse Effect.
     (m) Material Permits. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits would not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.
     (n) Title to Assets. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and Liens for the payment of federal, state or other taxes, the payment of which is neither delinquent nor subject to penalties. Except as would not reasonably be expected to have a Material Adverse Effect, any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

     (o) Patents and Trademarks. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have would have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). Since the date of the latest audited financial statements included within the SEC Reports, neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     (p) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and the Subsidiaries are engaged in the People’s Republic of China, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount. As of the date hereof, neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.
     (q) Transactions With Affiliates and Employees. None of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.
     (r) Sarbanes-Oxley; Internal Accounting Controls. The Company is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it as of the Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii)

access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed annual report on Form 20F under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed annual report on Form 20F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.
     (s) Brokers. Except as set forth in the Prospectus Supplement, no finder, broker, agent, financial advisor or other intermediary has acted on behalf of the Company in connection with the negotiation or consummation of this Agreement or the other Transaction Documents to which the Company is a party, or any of the transactions contemplated hereby or thereby.
     (t) Investment Company. The Company is not, and to the knowledge of the Company is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or to the knowledge of the Company be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
     (u) Registration Rights. No Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.
     (v) Listing and Maintenance Requirements. The ADSs are listed on the Nasdaq Global Market and, to the knowledge of the Company, there are no proceedings to revoke or suspend such listing. The Company is in compliance in all material respects with the requirements of the Nasdaq Global Market for continued listing of the ADSs thereon and any other applicable Nasdaq Global Market listing and maintenance requirements. Trading in the ADSs has not been suspended by the SEC or the Nasdaq Global Market.
     (w) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s certificate of incorporation (or similar charter documents) or the laws of its jurisdiction of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.
     (x) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information which is not otherwise disclosed in the Prospectus Supplement. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.
     (y) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.
     (z) Solvency. Based on the consolidated financial condition of the Company as of the Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (i) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, and (ii) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, and projected capital requirements and capital availability thereof, (iii) the Company is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances and (iv) the Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). For purposes of this clause, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
     (aa) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and each Subsidiary has filed all necessary federal, state and foreign income and franchise tax returns and has paid or accrued all taxes shown as due thereon, and the Company has no knowledge of a tax deficiency which has been asserted or threatened against the Company or any Subsidiary.

     (bb) Foreign Corrupt Practices. None of the Company or any Subsidiary, nor, to the knowledge of the Company, any of their respective officers, employees, directors, representatives or agents, acting on behalf of the Company or any of its Subsidiaries, has, in the course of his or its actions for, or on behalf of the Company and its Subsidiaries (i) used any corporate funds the Company or any Subsidiary for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic governmental official from corporate funds of the Company and its Subsidiaries; (iii) violated or is in violation of any provisions of the United States Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic Government Official. The Company and each of its Subsidiaries is in compliance with the USA Patriot Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)). None of the Company or any Subsidiary is (i) is a Sanctioned Person, (ii) has more than 10% of its assets in Sanctioned Entities, or (iii) derives more than 10% of its operating income from investments in, or transactions with, Sanctioned Persons or Sanctioned Entities.
     (cc) Accountants. The Company’s accounting firm is set forth in the SEC Reports. As of the date hereof, to the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act and (ii) is expected to express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the year ending December 31, 2009.
     (dd) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.
     (ee) Acknowledgement Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(e) and 4.11 hereof), it is understood and acknowledged by the Company that: (i) none of the Purchasers have been asked by the Company to agree, nor has any Purchaser agreed to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii)

any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction by virtue of such transaction alone. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding and (z) such hedging activities (if any) could negatively impact the market price of the Company’s publicly traded securities at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.
     (ff) Regulation M Compliance. The Company has not taken, directly or indirectly, any action designed to or that would be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or ADSs or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act.
     3.2 Representations and Warranties of the Purchasers. Each Purchaser, for itself and for no other Purchaser, hereby represents and warrants as of the date hereof and as of the Closing Date to the Company as follows (unless as of a specific date therein):
     (a) Organization; Authority. Such Purchaser is either an individual or an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with full right, corporate or partnership power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.
     (b) No Conflicts. The execution, delivery and performance by such Purchaser of the Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby to which it is a party do not and will not (i) conflict with or violate any provision of such Purchaser’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of such Purchaser, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a debt or otherwise) or other understanding to which such Purchaser is a party or by which any property or asset of such Purchaser is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which such Purchaser is subject (including federal and state securities laws and regulations), or by which any property or asset of such Purchaser is bound or affected. Such Purchaser is not required to obtain any consent, authorization or approval of, or make any filing or registration with, any governmental authority in order for such Purchaser to execute, deliver and perform each Transaction Document to which it is a party and to consummate the Transactions.
     (c) Understandings or Arrangements. Such Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. Such Purchaser is not an Affiliate of the Company.
     (d) Receipt of Disclosure Package. Such Purchaser represents that it has received (or otherwise had made available to it by the filing by the Company of an electronic version thereof with the Commission) on or prior to the Closing Date, the Prospectus.
     (e) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and individual portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect Short Sales or similar transactions in the future
     (f) Brokers. Except as heretofore been disclosed to the Company by such Purchaser, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the execution and delivery of this

Agreement or the other Transaction Documents or the consummation of any of the transactions based upon arrangements made by or on behalf of such Purchaser, and such Purchaser shall indemnify and hold the Company harmless against any claim for any such fee or commission based on any such arrangements.
The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transaction contemplated hereby.
ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES
     4.1 Underlying Shares and Warrant Shares. The Company agrees that, no later than the Closing Date, it will issue and deliver the Underlying Shares to BNY (Nominees) Limited for deposit with the Custodian, under the Deposit Agreement. Provided that the Holder is not an Affiliate of the Company, if all or any portion of a Warrant is exercised at a time when there is an effective registration statement to cover the issuance or resale of the Warrant Shares, the Warrant Shares issued pursuant to any such exercise shall be issued free of all legends. If at any time following the date hereof the F-3 Registration Statement (or any subsequent registration statement registering the sale or resale of the Warrant Shares) is not effective or is not otherwise available for the sale or resale of the Warrant Shares, the Company shall promptly notify the holders of the Warrants in writing that such registration statement is not then effective and thereafter shall promptly notify such holders when the registration statement is effective again and available for the sale of the Warrant Shares (it being understood and agreed that the foregoing shall not limit the ability of the Company to issue, or any Purchaser to sell, any of the Warrant Shares in compliance with applicable federal and state securities laws). The Company shall use commercially reasonable efforts to keep a registration statement (including the F-3 Registration Statement) registering the Warrant Shares effective during the term of the Warrants.
     4.2 Furnishing of Information. Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Warrants have expired, the Company shall use commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.
     4.3 Securities Laws Disclosure; Publicity. The Company shall, by 8:30 a.m. (New York City time) on the Trading Day immediately following the date hereof, issue a press release disclosing the material terms of the transactions contemplated hereby, and including a form of the Warrant. From and after the issuance of such press release, the Company shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by the Transaction Documents. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and neither the Company nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser, or without the prior consent of each Purchaser, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law or Trading Market regulations, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (a) as required by federal securities law in connection with the filing of the Prospectus or the final Transaction Documents (including signature pages thereto) with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure permitted under this clause (b).
     4.4 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide any Purchaser or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Purchaser shall have executed a written agreement with the Company regarding the confidentiality and use of such information. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.
     4.5 Use of Proceeds. Except as set forth on Schedule 4.5 attached hereto, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes and shall not use such proceeds for: (a) the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) the redemption of any Common Shares or Common Shares Equivalents or (c) the settlement of any outstanding litigation.
     4.6 Indemnification of Purchasers. Subject to the provisions of this Section 4.6, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents, each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages (excluding consequential, special, indirect or punitive damages or diminution in value or lost profits), costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (“Damages”) that any such Purchaser Party may suffer or incur as a result of or arising from any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (iii) in such action there is, in the reasonable opinion of outside counsel to such Purchaser Party, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (y) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (z) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of indemnifiable Damages which may be recovered from the Company by a Purchaser pursuant to this Section 4.6 shall be the 150% of such Purchaser’s Subscription Amount.
     4.7 Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares for the purpose of enabling the Company to issue Warrant Shares pursuant to any exercise of the Warrants.
     4.8 Listing of New ADSs. The Company hereby agrees to use commercially reasonable efforts to maintain the listing of the ADSs on the NASDAQ Global Market. Concurrently with the Closing, the Company shall (if required) notify the NASDAQ Global Market with respect to the listing or quotation of all of the New ADSs.
     4.9 Subsequent Equity Sales.
     (a) From the date hereof until 45 days after the Closing Date, neither the Company nor any Subsidiary shall issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Shares Equivalents.
     (b) From the date hereof until the date that is 30 months from the date hereof, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Shares Equivalents for cash consideration pursuant to a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company enters into an equity line of credit whereby the Company may put Common Shares or other securities to third parties, at a discount to the then-prevailing market price for such Common Shares (or to the ADSs) or other securities. Any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.
     (c) Notwithstanding the foregoing, this Section 4.9 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

     4.10 Equal Treatment of Purchasers. No consideration (including any modification of any Transaction Document) shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration is also offered to all of the parties to the Transaction Documents. For clarification purposes, this provision constitutes a separate right granted to each Purchaser by the Company and negotiated separately by each Purchaser, and is intended for the Company to treat the Purchasers as a class and shall not in any way be construed as the Purchasers acting in concert or as a group with respect to the purchase, disposition or voting of Securities or otherwise.
     4.11 Certain Transactions and Confidentiality. Each Purchaser, severally and not jointly with the other Purchasers, covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3. Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.3, such Purchaser will maintain the confidentiality of the existence and terms of this transaction. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) no Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.3 and (iii) no Purchaser shall have any duty of confidentiality to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.3. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.
ARTICLE V.
MISCELLANEOUS
     5.1 Termination. This Agreement may be terminated by any Purchaser, as to such Purchaser’s obligations hereunder only and without any effect whatsoever on the obligations between the Company and the other Purchasers, or by the Company, by written notice to the other parties, if the Closing has not been consummated on or before October 31, 2009; provided that the terminating party is not in material default of any of its obligations hereunder.
     5.2 Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers.
     5.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, the Prospectus and the Prospectus Supplement, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.
     5.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.
     5.5 Amendments; Waivers. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchasers holding at least 67% in interest of the New ADSs then outstanding or, in the case of a waiver, by the party against whom enforcement of any such waived provision is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.
     5.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.
     5.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of each Purchaser (other than by merger). Any Purchaser may assign any or all of its rights under this Agreement to any Person to whom such Purchaser assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”
     5.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of,

nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.6.
     5.9 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either party shall commence an action or proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.6, the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.
     5.10 Survival. The representations and warranties contained herein shall survive the Closing and the delivery of the Securities until the date that is two (2) years after the Closing Date.
     5.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.
     5.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.
     5.13 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall (subject to the Company’s memorandum and articles of association) issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only (i) upon receipt of evidence of such loss, theft or destruction and (ii) if requested by the Company, an indemnity, in the case of (i) and (ii), reasonably satisfactory to the Company. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.
     5.14 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents.
     5.15 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.
     5.16 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance or non-performance of the obligations of any other Purchaser under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights including, without limitation, the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in their review and negotiation of the Transaction Documents. For reasons of administrative convenience only, each Purchaser and its respective counsel have chosen to communicate with the Company through WS. WS does not represent any of the Purchasers and only represents Rodman & Renshaw, LLC, the placement agent. The Company has elected to provide all Purchasers with the same terms and

Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any of the Purchasers.
     5.17 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.
     5.18 Construction. The parties agree that each of them and/or their respective counsel has reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments hereto. In addition, each and every reference to share prices and Common Shares or ADSs in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.
     5.19 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.
(Signature Pages Follow)

          IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

XINHUA SPORTS & ENTERTAINMENT LIMITED		Address for Notice:
Suite 2103-4 Vicwood Plaza,
By:		199 Des Voeux Road Central,
	Name:	Hong Kong
	Title:	Attention: General Counsel Fax: +852 2541-8266
With a copy to (which shall not constitute notice):
Latham & Watkins
41/F, One Exchange Square
8 Connaught Place
Central, Hong Kong
Attn: David T. Zhang, Esq.
Tel.: +852 2522 7886
Facsimile: +852 2522 7006
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGES FOR PURCHASERS FOLLOW]

[PURCHASER SIGNATURE PAGES TO XSEL SECURITIES PURCHASE AGREEMENT]
     IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
Name of Purchaser:

Signature of Authorized Signatory of Purchaser:

Name of Authorized Signatory:

Title of Authorized Signatory:

Email Address of Authorized Signatory:

Facsimile Number of Authorized Signatory:

Address for Notice of Purchaser:
Account Details for Delivery of New ADSs for Purchaser:

Address for Delivery of Warrants for Purchaser (if not same as address for notice):

Subscription Amount: $_________________
Shares: _________________
Series A Warrant Shares: __________________
Series B Warrant Shares: __________________
[SIGNATURE PAGES CONTINUE]

Exhibit A–1
Form of Series A Warrant

Exhibit A-2
Form of Series B Warrant

Exhibit B
Form of Legal Opinion